Filed by TonenGeneral Sekiyu K.K.

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)

November 11, 2016

TonenGeneral Sekiyu K.K.

(Stock Code: 5012 Tokyo Stock Exchange)

Representative Director, President

Jun Mutoh

Contact:

Public Relations & CSR

EMG Marketing Godo Kaisha

TEL: +81-3-6713-4400

Notice Regarding Absorption-type Merger

with EMG Marketing Godo Kaisha (a consolidated subsidiary)

TonenGeneral Sekiyu K.K. (“TonenGeneral”) announces its decision to conduct an absorption-type merger (the “Merger”) with EMG Marketing Godo Kaisha (“EMGM”; head office: 1-8-15 Kohnan, Minato-ku, Tokyo; President: Takashi Hirose), a subsidiary of which 99% ownership is held by TonenGeneral, based on a resolution adopted at the board of directors meeting held today, and its execution of an absorption-type merger agreement with EMGM. The Merger is consistent with the plan disclosed in the “Notice Regarding Execution of Business Integration Agreement and Other Agreements between JX Holdings, Inc., and TonenGeneral Sekiyu K.K.” dated August 31, 2016.

1. Objectives of the Merger

TonenGeneral has agreed to consummate a business integration with JX Holdings, Inc. (“JXHD”) in order to maximize their enterprise value by combining the business resources of their company groups and carrying out intensive business reforms, considering that international competition in petroleum and petrochemical product markets in Asia, including Japan, is expected to increase dramatically. After the business integration, the two companies aim to establish a strong corporate group under a holding company in order to develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource, and materials company groups in Asia, and to contribute to the development of a sustainable and vigorous economy and society.

On January 1, 2017, prior to the business integration, TonenGeneral will merge with and absorb EMGM, one of the main subsidiaries within its company group. It is expected that by simplifying the business structure and operations of the TonenGeneral group prior to the business integration with JXHD, the benefit of such business integration will be more likely to be achieved and will be completed more expediently.

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2. Outline of the Merger

(1) Schedule of the Merger

September 1, 2016	Announcement of the record date for the extraordinary general meeting of shareholders of TonenGeneral
September 30, 2016	Record date for the extraordinary general meetings of shareholders of TonenGeneral
November 11, 2016 (today)	Meeting of the board of directors of TonenGeneral relating to approval for the execution of the absorption-type merger agreement Execution of the absorption-type merger agreement
December 21, 2016 (scheduled)	Extraordinary general meeting of shareholders of TonenGeneral (approval for the absorption-type merger agreement)
January 1, 2017 (scheduled)	Effective date of the Merger

Note: In the event that the schedule above is changed due to necessity of the required processes or other reasons, TonenGeneral will disclose the revised schedule immediately.

(2) Method of the Merger

Consummation of an absorption-type merger in which TonenGeneral is the surviving company and EMGM is the absorbed company.

(3) Details of stock allocation for the Merger

TonenGeneral will allocate and deliver to Mobil Oil Exploration & Producing Southeast Inc., which has 1% ownership of EMGM as of the last time of the day immediately before the day on which the Merger is consummated, 969,696 shares of TonenGeneral common stock in lieu of all of their equity interest (the “Allocation”). The company will use a part of its treasury stock (1,771,441 shares as of September 30, 2016) for the transaction, and will not issue any new shares.

The number of TonenGeneral shares which will be delivered is calculated by the following formula: the value of 1% ownership of EMGM divided by 979.6885 yen, which is the average of closing prices of TonenGeneral stock during the most recent three months period prior to November 10, 2016 (prices are rounded to the nearest fourth decimal place).

(4) Handling of EMGM stock options and convertible bonds associated with the Merger

EMGM has not issued any stock options or convertible bonds.

3. Basis for the calculation of the details of the Allocation in relation to the Merger

(1) Basis and reasons for the Allocation

TonenGeneral carefully examined the number of TonenGeneral common shares to be allocated and delivered in relation to the Merger, taking into account the analyses conducted by a third-party financial advisor, financial condition, assets, prospects of both companies, and other factors, on a comprehensive basis. Upon prudent and thorough discussions, the two companies have come to an agreement and concluded the number of TonenGeneral shares to be allocated and delivered upon the Merger, described in “2. Outline of the Merger (3) Details of stock allocation for the Merger” above, is appropriate.

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(2) Analysis

i.	Names of the financial advisors and relationships with listed companies or the counterparty

In order to ensure the fairness of the number of shares to be allocated, TonenGeneral appointed a third-party financial advisor for the calculation of the number of shares. TonenGeneral retained Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu”). Deloitte Tohmatsu is a third-party appraiser independent from TonenGeneral and EMGM, and does not constitute a related party of the companies. Deloitte Tohmatsu does not have a material interest required to be disclosed in respect to the Merger.

ii.	Overview of the analysis

In calculating the value of a share of TonenGeneral common stock, Deloitte Tohmatsu applied a stock price analysis, as TonenGeneral’s common stock is listed on the first section of Tokyo Stock Exchange, Inc. (“TSE”) and its market prices are publicly available. Deloitte Tohmatsu used November 10, 2016 as the reference date and reviewed the closing share price on the first section of TSE on the reference date and the arithmetic average of the closing prices during the one-month, three-month and six-month periods prior to the reference date.

In calculating the value of 1% ownership of EMGM, which is not listed in stock exchanges, a comparable company analysis was applied, since there are multiple listed companies comparable to EMGM and it is feasible to calculate its value through a comparable company analysis. In addition, a discounted cash flow analysis (“DCF method”) was used in the calculations to reflect the valuation of future business activities.

The assumption of EMGM’s future earnings plan, which was used for the DCF method by Deloitte Tohmatsu, includes the expectation that operating income in the fiscal year ending in December 2016 will increase by 213% compared to the average of actual performance in the fiscal years ending in December 2014 and December 2015, and will decrease by 45% compared to actual performance in the fiscal year ending in December 2015, in consideration of the high fluctuation of EMGM’s operating income including an operating loss of 7.1 billion yen in the fiscal year ending in December 2014 due to a recognized inventory loss caused by a decline in product prices, and operating income of 11 billion yen in the fiscal year ending in December 2015 due to improvement of product margins. EMGM’s earnings plan for the fiscal years ending in December 2017 onwards does not include a significant increase or decrease in earnings compared to the previous fiscal years.

The calculated ranges of the number of shares of TonenGeneral common stock to be allocated to 1% ownership of EMGM under each calculation method are shown below.

Applied methods		Number of shares of TonenGeneral common stock to be allocated
Stock price analysis (TonenGeneral)	Comparable company analysis (EMGM)	837,349 - 996,200 shares
Stock price analysis (TonenGeneral)	Discounted cash flow analysis (EMGM)	863,312 - 1,225,932 shares

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Deloitte Tohmatsu used information received from both companies and information that is publicly available in conducting its calculation of the number of shares of TonenGeneral common stock to be allocated for 1% ownership of EMGM. Deloitte Tohmatsu assumed that all of such materials and information are accurate and complete and did not independently verify the accuracy or completeness of these materials and information. In addition, Deloitte Tohmatsu did not independently conduct an evaluation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of TonenGeneral and EMGM, including an analysis and evaluation of the individual assets and liabilities of them. Moreover, Deloitte Tohmatsu assumed that financial projections (including profit estimates and other information) of TonenGeneral and EMGM were reasonably prepared by the management of TonenGeneral and EMGM based on the best projections and judgment currently available to them.

(3) Prospect of delisting and reason

TonenGeneral’s common stock will not be delisted upon the Merger with EMGM.

(4) Other matters relating to the Merger

In order to conduct the Merger, the Merger needs to be approved at a shareholders meeting of TonenGeneral pursuant to the proviso to Article 796, Paragraph (2) and the provision of Article 795, Paragraph (2), Item (i) of the Companies Act, since TonenGeneral expects to recognize a loss from merger in TonenGeneral’s non-consolidated financial results due to the Merger.

4. Overview of the companies relevant to the Merger (as of September 30, 2016)

(1) Company name	TonenGeneral Sekiyu K.K.	EMG Marketing Godo Kaisha
(2) Head office	1-8-15 Kohnan, Minato-ku, Tokyo	1-8-15 Kohnan, Minato-ku, Tokyo
(3) Names and titles of representatives	Jun Mutoh, Representative Director and President	TonenGeneral Sekiyu K.K., representative member of EMGM Takashi Hirose, President
(4) Main business	Manufacturing, processing and sales of petroleum and petrochemical products, supply of electricity, and other	Sales of petroleum and related products, corporate administration services
(5) Paid-in capital	35,123 million yen	20,000 million yen
(6) Date established	July 26, 1947	December 11, 1961
(7) Number of issued shares	366,000,000 shares	Not applicable
(8) Net assets	242,284 million yen (consolidated)	38,508 million yen (non-consolidated)
(9) Total assets	1,115,652 million yen (consolidated)	246,127 million yen (non-consolidated)
(10) Fiscal year-end	December 31	December 31
(11) Number of employees	3,345 (consolidated)	580 (non-consolidated)

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(12) Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd.	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd.
(13) Major shareholders and shareholding ratio (see Notes 1 and 2 below)

Mitsui & Co., Ltd. 　　 　   9.83%

The Master Trust Bank of Japan,

Ltd. (trust account)       　4.55%

Japan Trustee Services Bank, Ltd.

(trust account)                3.97%

State Street Bank West Client –

Treaty 505234                 2.51%

Kochi Shinkin Bank         2.43%

TonenGeneral Sekiyu K.K. 99.00% Mobil Oil Exploration & Producing Southeast Inc. 1.00%
(14)	Relationship between the companies
Capital ties	TonenGeneral is a 99%-owning parent company of EMGM.
Personnel ties	Some executives of one company serve concurrently for the other company, and some employees are seconded between TonenGeneral and EMGM. As to the executives, two directors of TonenGeneral serve concurrently as executive managers of EMGM.
Trade ties	Each company sells petroleum products and provides services to the other company.
Status of related parties	EMGM is a consolidated subsidiary of TonenGeneral, and is also a related party of TonenGeneral.

Note 1: Based on the data in the amendment report on the holding of a large number of shares, filed on October 26, 2016, by Mitsui & Co., Ltd., their shareholding ratio was decreased to 7.52% (27,523,000 shares) on October 20, 2016 (the date when the reporting obligation arose).

Note 2: As EMGM, a Godo Kaisha, has not issued any shares, data regarding members and their ownership are stated in “(13) Major shareholders and shareholding ratio”.

Operating and financial results for the past three years	(Unit: million yen)

	TonenGeneral Sekiyu K.K. (consolidated)			EMG Marketing Godo Kaisha (non-consolidated)
Fiscal year	Ending 12/2013	Ending 12/2014	Ending 12/2015	Ending 12/2013	Ending 12/2014	Ending 12/2015
Consolidated net assets	294,640	262,753	234,106	185,025	95,641	33,796
Consolidated total assets	1,409,081	1,376,212	1,209,364	451,683	410,429	260,899

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Consolidated net assets per share (yen)	805.77	718.35	639.61	N. A.	N. A.	N. A.
Consolidated net sales	3,241,150	3,451,097	2,627,850	1,713,365	1,893,009	1,452,035
Consolidated operating income (loss)	52,289	(72,948)	2,017	18,738	(7,176)	11,036
Consolidated ordinary income (loss)	49,816	(73,383)	(294)	21,635	(4,592)	11,061
Consolidated net income (loss)	22,902	(13,975)	51	11,427	401	(62,106)
Consolidated net income (loss) per share (yen)	62.84	(38.36)	0.14	N. A.	N. A.	N. A.
Dividends per share (yen)	38.00	38.00	38.00	N. A.	N. A.	N. A.

Note: As EMGM, a Godo Kaisha, has not issued any shares, there is no information available for consolidated net assets per share, consolidated net income per share, and dividends per share.

5. Status after the Merger

Surviving company
(1) Company name	TonenGeneral Sekiyu K.K.
(2) Head office	1-8-15 Kohnan, Minato-ku, Tokyo
(3) Names and titles of representatives	Jun Mutoh, Representative Director and President Takashi Hirose, Representative Director and Vice President
(4) Main business	Manufacturing, processing and sales of petroleum and petrochemical products, supply of electricity, and other
(5) Paid-in capital	35,123 million yen
(6) Fiscal year-end	December 31
(7) Net assets	Not yet determined
(8) Total assets	Not yet determined

6. Overview of accounting treatment

The Accounting Standards for Business Combinations (ABSJ Statement No. 21) and the Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ABSJ Guidance No. 10) will be applied to the accounting for the Merger, which will be recorded as a transaction under common control, etc.

7. Future outlook

The impact of the Merger on TonenGeneral’s consolidated financial results will be minor. However, a loss from merger of approximately 35 billion yen is expected to be recognized in TonenGeneral’s

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non-consolidated financial results due to the cancellation of tie-in equity interest relating to EMGM. The loss from merger will be recognized as a special loss in TonenGeneral’s non-consolidated financial results in the first quarter of 2017.

In the event that items requiring disclosure arise, TonenGeneral will disclose them immediately.

8. Change of organization (effective January 1, 2017)

Due to the Merger, the following functions and departments, currently located in EMGM, will be located in TonenGeneral.

•	Marketing & Sales
•	Marketing & Supply Coordination
•	Lubricants & Specialties
•	Corporate and Financial divisions (Controller’s, Treasurer’s, Investor Relations, Audit, Information Systems, Law, Human Resources & General Affairs, Public Relations & CSR, and Procurement Services)

9. Appointment of executive officers (effective January 1, 2017)

The following managers will be appointed as executive officers of TonenGeneral due to the change of organization resulting from the Merger.

Executive Officers

Name	Current Position
Kenichi Koike	Marketing & Supply Coordination Manager and Planning & Projects Manager
Tomohiro Kamiya	Retail Sales Manager, Marketing & Sales
Manabu Sakanishi	L&S Sales Manager, Lubricants & Specialties
Masaaki Ono	FM Strategy Implementation Manager, Marketing & Sales
Shigenori Nagashima	Industrial & Wholesales Manager and Nationwide Sales Manager, Marketing & Sales

[Reference] Projected consolidated operating results for the fiscal year ending in December 2016 (disclosed on November 11, 2016), and actual performance for the fiscal year ending in December 2015.

(Unit: million yen)

	Net sales	Operating income	Ordinary income (Loss)	Profit attributable to owners of parent
Projected performance for the period ending 12/2016	2,100,000	48,000	47,000	31,000
Actual performance for the period ending 12/2015	2,627,850	2,017	(294)	51

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[The official language for TonenGeneral Sekiyu's filings with the Tokyo Stock Exchange and Japanese authorities, and for communications with our shareholders, is Japanese. We have posted English versions of some of this information on this website. While these English versions have been prepared in good faith, TonenGeneral Sekiyu does not accept responsibility for the accuracy of the translations, and reference should be made to the original Japanese language materials.]

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This communication includes “forward-looking statements” that reflect the plans and expectations of TonenGeneral Sekiyu K.K. and JX Holdings, Inc., in relation to, and the benefits resulting from, their business integration described above (the “Business Integration”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the Integrated Group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The companies undertake no obligation to publicly update any forward-looking statements after the date of this communication. Investors are advised to consult any further disclosures by the companies (or the Integrated Group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission (the “SEC”). The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in the market value of natural resources such as crude oil and exchange rates;
(3)	changes in interest rates on loans, bonds and other indebtedness of the companies, as well as changes in financial markets;
(4)	changes in the value of assets (including pension assets) such as securities;
(5)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(6)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8)	the companies being unable to complete the business integration due to reasons such as the companies are not able to implement the necessary procedures including approval of the agreement with regard to the business integration by the shareholders’ meetings of the companies, and any other reasons;
(9)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(10)	inability or difficulty of realizing synergies or added value by the business integration by the Integrated Group.

JX Holdings, Inc., may file a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the Business Integration, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of TonenGeneral Sekiyu K.K. prior to the shareholders’ meeting at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed free of charge. To make a request, please refer to the contact below.

EMG Marketing Godo Kaisha

Public Relations & CSR

1-8-15 Kohnan, Minato-ku, Tokyo, 108-8005, Japan

TEL +81-3-6713-4400

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